

June 28, 2024

Rick Gaenzle
Chief Executive Officer
Blue Gold Ltd
3109 W. 50th Street, #207
Minneapolis, MN 55410

     Re: Blue Gold Ltd
          Registration Statement on Form F-4
          Filed June 14, 2024
          File No. 333-280195

Dear Rick Gaenzle:

     Our initial review of your registration statement indicates that it fails in a material respect to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, we note that Blue Gold Limited has not provided a Technical Report Summary, as required by Item 1302(b)(2) and Item 601(b)(96) of Regulation S-K. Please file an amendment to your registration statement that contains a Technical Report Summary.

     We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses this deficiency.

     Please contact Daniel Morris at 202-551-3314 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation

cc: Giovanni Caruso, Esq., of Loeb & Loeb LLP